UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SIRTRIS PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

Fountain Acquisition Corporation
and
GlaxoSmithKline plc
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

82968A105
(CUSIP Number of Class of Securities)

Carol G. Ashe, Esq.
GlaxoSmithKline
One Franklin Plaza (FP 2355)
200 N. 16th Street
Philadelphia, Pennsylvania 19102
(215) 741-4000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Victor I. Lewkow, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$692,189,100	$27,203.03

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 30,763,960 shares of common stock, par value $0.001 per share, of Sirtris Pharmaceuticals, Inc. outstanding on a fully diluted basis, consisting of: (a) 29,266,469 shares of common stock issued and outstanding, and (b) 1,497,491 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options, and (ii) the tender offer price of $22.50 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00003930.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Fountain Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“SKB”), and an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Sirtris Pharmaceuticals, Inc., a Delaware corporation (“Sirtris”), at a price of $22.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 2, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and GSK.

All information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule TO is incorporated by reference in answer to Items 1 through 11 in this Schedule TO, except those items as to which information is specifically provided herein. The Agreement and Plan of Merger, dated as of April 22, 2008, by and among Purchaser, SKB and Sirtris, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(5) Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated May 2, 2008
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Text of press release issued by GSK and Sirtris, dated April 22, 2008 (incorporated by reference to Form 8-K filed by Sirtris with the Securities and Exchange Commission on April 23, 2008)
(a)(1)(G)	Text of press release issued by GSK on May 2, 2008
(a)(1)(H)	Form of summary advertisement, published May 2, 2008

(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of April 22, 2008, by and among Purchaser, SKB and Sirtris
(d)(2)	Tender and Support Agreement, dated as of April 22, 2008, among Purchaser, SKB and certain stockholders of Sirtris
(d)(3)	Confidentiality Agreement, dated as of February 6, 2006, by and between SKB and Sirtris
(g)	Not applicable
(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GlaxoSmithKline plc

By:	/s/ Simon M. Bicknell
Name:     Simon M. Bicknell

Title:	Secretary

Fountain Acquisition Corporation

By:	/s/ Donald F. Parman
Name:     Donald F. Parman

Title:	Authorized Signatory
Dated: May 2, 2008

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 2, 2008
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Text of press release issued by GSK and Sirtris, dated April 22, 2008 (incorporated by reference to Form 8-K filed by Sirtris with the Securities and Exchange Commission on April 23, 2008)
(a)(1)(G)	Text of press release issued by GSK on May 2, 2008
(a)(1)(H)	Form of summary advertisement, published May 2, 2008
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of April 22, 2008, by and among Purchaser, SKB and Sirtris
(d)(2)	Tender and Support Agreement, dated as of April 22, 2008, among Purchaser, SKB and certain stockholders of Sirtris
(d)(3)	Confidentiality Agreement, dated as of February 6, 2006, by and between SKB and Sirtris
(g)	Not applicable
(h)	Not applicable